Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3
T:  416-929-1806
F:  416-929-6612

July 30, 2009

To PRIVATE PLACEE                                                                         sent by e-mail to all private placees and/or intermediaries acting on their behalf

Dear Sir or Madam:

WARRANTS EXPIRING ON OR BEFORE JULY 31, 2009

The Board of Directors of Bontan Corporation Inc. is pleased to notify you that they have approved the extension of expiry date of your warrants by one year from the current expiry date.

All other terms and revisions thereto, as per the original warrant certificate and our letter of December 16, 2008 remain unchanged.

The key changes detailed in our letter of December 16, 2009 were:

1.	Exercise price of the warrants was reduced to US$0.25

2.
If , at any time before the expiry date), the closing price of Bontan’s common shares exceeds US$0.50 for 20 consecutive business days, then the warrant term shall be reduced at the Company’s discretion and the warrants will expire on the date that is 20 business days following the issuance of a press release announcing the reduced warrant term.

Please also note that you do not have to return the certificate representing your warrants to effect these changes.

Shares issuable against these warrants will be free trading.

Please contact undersigned for any questions or clarifications.

Sincerely

/S/ Kam Shah

Kam Shah
Chief Executive and Financial Officer